Exhibit 99.1

First Ballard-Powered Buses Hitting the Road in China's Largest Fuel Cell Bus Deployment

VANCOUVER and FOSHAN, China, Sept. 29, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced the commissioning and deployment of an initial 12 fuel cell-powered buses in the District of Sanshui, in the City of Foshan, in the Province of Guangdong, China. The buses will be operated by Foshan Sanshui Guohong Public Transit Co. Ltd., on demonstration route #682 from Gaofeng Park Station to Shuidu Industrial Park Station.

The buses are 11 meters in length and feature advanced safety systems, 80 person capacity, anticipated driving range in excess of 300 kilometers, expected hydrogen gas consumption of less than 6.5 kilograms per 100 kilometers, zero tailpipe emissions and remote monitoring. Unlike many battery electric bus routes, the transit route in Foshan will not require any catenary wires or on-route recharging.

Randy MacEwen, Ballard's President & CEO said, "In September 2015 we announced the planned deployment of 300 fuel cell-powered buses in Foshan/Yunfu. Our program consortium has made considerable progress over the past year, including localization of Ballard-designed fuel cell engines, establishment of a fuel cell bus manufacturing facility, local procurement activities, development of systems integration capabilities, national permitting of a fuel cell bus platform, preparations for hydrogen refueling infrastructure and development of our China service team."

Mr. MacEwen continued, "Now the first installment of zero-emission fuel cell buses is hitting the roads in Foshan, with the commissioning of an initial 12 buses in passenger service. This marks the largest deployment of fuel cell buses in China's history. The Foshan and Yunfu governments are demonstrating strong vision and leadership by solving a growing need for mass urban transit while responsibly addressing local air quality and stimulating local economic development."

Ballard's program partners include:

•	Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy"), providing 85 kilowatt fuel cell engines designed by Ballard;
•	Foshan Feichi Bus ("Feichi"), manufacturer of the buses;
•	Shanghai Reinventing Fire Technology Company Limited ("Re-Fire"), a leading Chinese fuel cell vehicle systems integrator that has integrated the fuel cell engines into the Feichi buses; and
•	Zhangjiagang Furui Special Equipment Co., Ltd. ("Furuise"), a Chinese leader in liquefying, storage, transit and application of liquefied natural gas, including LNG and CNG vehicle gas filling stations and is expected to be the provider of hydrogen refueling infrastructure.

Mr. Xu Guo, Vice Mayor of the City of Foshan/Yunfu said, "We are moving the Cities of Foshan and Yunfu into the future by adopting zero-emission fuel cell buses that have long range, fast refueling and outstanding passenger comfort. We expect additional routes to be commissioned in the coming months."

Mr. Frank Ma, Chairman of Synergy stated, "In the past year we have localized Ballard-designed fuel cell modules in Foshan/Yunfu to meet the fast growing demand for clean energy buses in China. Our program for 300 fuel cell buses will now enter the next phase of rapid scaling."

Mr. Jiang Yong, General Manager of Feichi added, "We are thrilled with the progress made with Feichi fuel cell buses. Our 11 meter fuel cell bus platform has been permitted. Our new fuel cell bus manufacturing facility in Yunfu has been completed. And, we are first-to-market in China with a leading fuel cell bus offering."

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

Image with caption: "A portion of the new Foshan fuel cell bus fleet (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160930_C1725_PHOTO_EN_785551.jpg

Image with caption: "Foshan Feichi fuel cell bus manufacturing facility (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160930_C1725_PHOTO_EN_785553.jpg

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 30-SEP-16